UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

TO

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

Charm Communications Inc.

(Name of the Issuer)

Charm Communications Inc.

He Dang

Engadin Parent Limited

Engadin Merger Limited

Engadin Holdings Limited

Merry Circle Trading Limited

Honour Idea Limited

Full Quantum Investments Limited

Credit Suisse Trust Limited as trustee of the Dang Family Trust

CMC Mayfair Holdings Limited

CMC Capital Partners, L.P.

CMC Capital Partners GP, Ltd.

(Names of Persons Filing Statement)

Class A Ordinary Shares, par value $0.0001 per share

American Depositary Shares, each representing two Class A Ordinary Shares

(Title of Class of Securities)

16112R1011

(CUSIP Number)

Cindy Wang Charm Communications Inc. Legend Town, CN01 Floor 4 No.1 Ba Li Zhuang Dong Li Chaoyang District, Beijing 100025 Telephone: +86 10 8556 2529	Engadin Parent Limited Engadin Merger Limited Engadin Holdings Limited Cricket Square PO Box 2681 Grand Cayman KY1-1111, Cayman Islands Telephone: +8610 85562999

He Dang

Honour Idea Limited

c/o Charm Communications Inc.

CN01 Legend Town,

No.1 Ba Li Zhuang Dong Li,

Chaoyang District,

Beijing 100025, PRC.

Telephone: +8610 85562999

Full Quantum Investments Limited

Credit Suisse Trust Limited as trustee of the Dang Family

Trust

1 Raffles Link #05-02

Singapore 039393

Telephone: +65 6212 6943

CMC Mayfair Holdings Limited

Sertus Chambers

P.O. Box 2547

69 Dr. Roy’s Drive

George Town, Grand Cayman

KY1-1104, Cayman Islands

Telephone: +8621 54668282

CMC Capital Partners, L.P.

CMC Capital Partners GP, Ltd.

PO Box 309

Ugland House

Grand Cayman, KY1-1104

Cayman Islands

Telephone: +8621 54668282

Merry Circle Trading Limited c/o PricewaterhouseCoopers Limited, 21st Floor, Edinburgh Tower, The Landmark, 15 Queen’s Road Central, Hong Kong. Telephone: +65 6212 6943

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Jerome J. Ku, Esq.

Gunderson Dettmer Stough Villeneuve Franklin &

Hachigian, LLP

Suite 2101, Building C, Yintai Center,

#2 Jianguomenwai Ave., Chaoyang District

Beijing 100022, PRC

Facsimile: + (8610) 5680 3889

Anthony Wang

Weil, Gotshal & Manges LLP

38th Floor, Tower 2, Plaza 66

1366 Nan Jing Road West

Shanghai, PRC, 200040

Chris Lin Simpson Thacher & Bartlett ICBC Tower, 35th Floor 3 Garden Road, Central Hong Kong Facsimile: + (852) 2514 7600

This statement is filed in connection with (check the appropriate box):

a	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b	☐	The filing of a registration statement under the Securities Act of 1933.
c	☐	A tender offer.
d	☑	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee

Transactional Valuation*	Amount of Filing Fee**
$87,429,616.20	$11,260.93

*	Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of (a) the aggregate cash payment for the proposed per share cash payment of $2.35 for 36,490,545 outstanding ordinary shares of the issuer subject to the transaction, plus (b) the product of 355,790 options to purchase ordinary shares multiplied by $1.35 per option (which is the difference between $2.35 per share merger consideration and the exercise price of $1.00 per share), plus (c) the product of 509,157 options to purchase ordinary shares multiplied by $2.35 per option (which is the difference between $2.35 per share merger consideration and the exercise price of nil per share) ((a) to (c) together, the “Transaction Valuation”).

**	The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #4 for Fiscal Year 2014, was calculated by multiplying the Transaction Valuation by $0.0001288.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:

Form or Registration No.:	Date Filed:

[1]	This CUSIP number applies to the Issuer’s American Depositary Shares, each of which represents two Ordinary Shares. No CUSIP has been assigned to the Ordinary Shares.

INTRODUCTION

This Amendment No. 2 to the Rule 13E-3 transaction statement on Schedule 13E-3, together with the exhibits thereto (the “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) Charm Communications Inc., a Cayman Islands company (the “Company”), the issuer of the Class A ordinary shares, par value $0.0001 per share (each, a “Share” and collectively, the “Shares”), including the Shares represented by the American depositary shares (“ADSs”), each representing two Shares, that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) Engadin Holdings Limited, a Cayman Islands company and the parent of Parent; (c) Engadin Parent Limited, a Cayman Islands company (“Parent”); (d) Engadin Merger Limited, a Cayman Islands company and a wholly owned subsidiary of Parent (“Merger Sub”); (e) Mr. He Dang, the chairman of the board and chief executive officer of the Company; (f) Merry Circle Trading Limited, a British Virgin Islands company; (g) Honour Idea Limited, a British Virgin Islands company; (h) Full Quantum Investments Limited, a Bahamian company, (i) Credit Suisse Trust Limited as trustee of the Dang Family Trust, a discretionary trust constituted under the laws of Singapore, (j) CMC Mayfair Holdings Limited, a Cayman Islands company, (k) CMC Capital Partners, L.P., a Cayman Islands limited partnership, and (l) CMC Capital Partners GP, Ltd., a Cayman Islands company.

On May 19, 2014, Parent, Merger Sub and the Company entered into an agreement and plan of merger, which was amended on May 23, 2014 and June 20, 2014 (the “merger agreement”) providing for the merger of Merger Sub with and into the Company (the “merger”), with the Company continuing as the surviving company after the merger as a wholly owned subsidiary of Parent. Parent and Merger Sub are beneficially owned by Mr. He Dang.

Under the terms of the merger agreement, at the effective time of the merger (the “effective time”), each outstanding Share will be cancelled in exchange for the right to receive $2.35 and each ADS, each representing two Shares, will represent the right to receive $4.70 (less $0.05 per ADS cancellation fees pursuant to the terms of the deposit agreement), in each case, in cash, without interest and net of any applicable withholding taxes, excluding (a) Shares and ADSs beneficially owned by any of the Filing Persons prior to the effective time of the merger (other than the 1,075,000 ADSs beneficially owned by Mr. He Dang), which will be cancelled for no consideration, and (b) Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their appraisal rights under the Cayman Companies Law, which will be cancelled for their appraised or other agreed value.

At the effective time of the merger, each option to purchase Shares pursuant to the Company’s 2008 Share Incentive Plan and 2011 Share Incentive Plan (the “Company Option Plans”) that is then outstanding, vested (including any options to purchase Shares pursuant to the Company Option Plans that will vest upon the consummation of the merger pursuant to the terms of the applicable award agreements, if any, or the merger agreement) and unexercised will be cancelled and converted into the right to receive, as soon as reasonably practicable after the effective time, a cash amount equal to (a) the total number of Shares issuable under such option immediately prior to the effective time multiplied by (b) the excess, if any, of $2.35 over the exercise price payable per Share under such option, without interest and net of any applicable withholding taxes. Immediately prior to the effective time, each option to purchase Shares pursuant to the 2008 Share Incentive Plan that is then outstanding and unvested will be vested. As of the effective time, each option to purchase Shares pursuant to the Company Option Plans that is then outstanding and unvested shall be cancelled.

The merger remains subject to the satisfaction or waiver of the conditions set forth in the merger agreement, including obtaining the requisite approval of the shareholders of the Company. The merger agreement must be approved by an affirmative vote of shareholders representing two-thirds or more of the voting power of the Shares present and voting in person, by proxy or by corporate representative as a single class at the extraordinary general meeting of shareholders of the Company held in accordance with its memorandum and articles of association. Each class A ordinary share is entitled to one (1) vote on all matters subject to shareholders’ vote and each class B ordinary share is entitled to five (5) votes on all matters subject to shareholders’ vote.

The Company will make available to its shareholders a proxy statement (the “Proxy Statement,” a copy of which is attached hereto as Exhibit (a)(1)), relating to the extraordinary general meeting of shareholders of the Company, at which the shareholders of the Company will consider and vote upon, among other proposals, a proposal to approve the merger agreement and the transactions contemplated by the merger agreement, including the merger. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion.

The cross-references below show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Transaction Statement are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. Capitalized terms used but not defined in this Transaction Statement shall have the meanings given to them in the Proxy Statement.

All information contained in this Transaction Statement concerning each Filing Person has been supplied by such Filing Person.

Item 1	Summary of Term Sheet

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

Item 2	Subject Company Information

(a)	Name and Address. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

(b)	Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“The Extraordinary General Meeting—Record Date; Shares and ADSs Entitled to Vote”

•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(c)	Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Market Price of the Company’s ADSs, Dividends and Other Matters”

(d)	Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Market Price of the Company’s ADSs, Dividends and Other Matters”

(e)	Prior Public Offerings. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Transactions in the Shares and ADSs”

(f)	Prior Stock Purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Transactions in the Shares and ADSs”

Item 3	Identity and Background of Filing Persons

(a)	Name and Address. Charm Communications Inc. is the subject company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Annex D—Directors and Executive Officers of the Company and Each Entity in the Buyer Group”

(b)	Business and Background of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Annex D—Directors and Executive Officers of the Company and Each Entity in the Buyer Group”

(c)	Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Annex D—Directors and Executive Officers of the Company and Each Entity in the Buyer Group”

Item 4	Terms of the Transaction

(a)-(1)	Material Terms—Tender Offers. Not applicable.

(a)-(2)	Material Terms—Merger or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•	“Special Factors—Purposes of and Reasons for the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Extraordinary General Meeting”

•	“The Merger Agreement”

•	“Material U.S. Federal Income Tax Considerations”

•	“Material PRC Income Tax Considerations”

•	“Material Cayman Islands Tax Considerations”

•	“Annex A—Agreement and Plan of Merger”

(c)	Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Extraordinary General Meeting—Proposals to be Considered at the Extraordinary General Meeting”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger”

(d)	Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet— Appraisal Rights of Shareholders and ADS Holders”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Dissenters’ Rights”

•	“Annex C—Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) – Section 238”

(e)	Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Provisions for Unaffiliated Security Holders”

(f)	Eligibility of Listing or Trading. Not applicable.

Item 5	Past Contracts, Transactions, Negotiations and Agreements

(a)	Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Interests of Certain Persons in the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Special Factors—Related Party Transactions”

•	“Transactions in the Shares and ADSs”

(b)	Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•	“Special Factors—Purposes of and Reasons for the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger”

(c)	Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger”

(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Financing of the Merger”

•	“Summary Term Sheet—Equity Commitment Letter”

•	“Summary Term Sheet—Rollover Agreement”

•	“Summary Term Sheet—Limited Guaranties”

•	“Summary Term Sheet—Consortium Agreement”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Financing”

•	“Special Factors—Equity Commitment Letter”

•	“Special Factors—Rollover Agreement”

•	“Special Factors—Limited Guaranties”

•	“Special Factors—Consortium Agreement”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Special Factors—Voting by the Buyer Group at the Extraordinary General Meeting”

•	“The Merger Agreement”

•	“Transactions in the Shares and ADSs”

•	“Annex A—Agreement and Plan of Merger”

Item 6	Purposes of the Transaction and Plans or Proposals

(b)	Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors—Purposes of and Reasons for the Merger”

•	“Special Factors—Effects of the Merger on the Company”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger”

(c)	(1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Merger”

•	“Summary Term Sheet—Purposes and Effects of the Merger”

•	“Summary Term Sheet—Plans for the Company after the Merger”

•	“Summary Term Sheet—Financing of the Merger”

•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•	“Special Factors—Purposes of and Reasons for the Merger”

•	“Special Factors—Effects of the Merger on the Company”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Financing”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger”

Item 7	Purposes, Alternatives, Reasons and Effects

(a)	Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Purposes and Effects of the Merger”

•	“Summary Term Sheet—Plans for the Company after the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•	“Special Factors—Purposes of and Reasons for the Merger”

(b)	Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•	“Special Factors—Position of the Consortium as to the Fairness of the Merger”

•	“Special Factors—Purposes of and Reasons for the Merger”

•	“Special Factors—Alternatives to the Merger”

•	“Special Factors—Effects on the Company if the Merger is not Completed”

(c)	Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Purposes and Effects of the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•	“Special Factors—Position of the Consortium as to the Fairness of the Merger”

•	“Special Factors—Purposes of and Reasons for the Merger”

•	“Special Factors—Effects of the Merger on the Company”

(d)	Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Purposes and Effects of the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•	“Special Factors—Effects of the Merger on the Company”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Effects on the Company if the Merger is not Completed”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Merger Agreement”

•	“Material U.S. Federal Income Tax Consequences”

•	“Material PRC Income Tax Consequences”

•	“Material Cayman Islands Tax Consequences”

•	“Annex A—Agreement and Plan of Merger”

Item 8	Fairness of the Transaction

(a)-(b)	Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Recommendations of the Special Committee and the Board of Directors”

•	“Summary Term Sheet—Position of the Consortium as to Fairness”

•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•	“Special Factors—Position of the Consortium as to the Fairness of the Merger”

•	“Special Factors—Opinion of the Special Committee’s Financial Advisor”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Annex B—Opinion of China Renaissance Securities (Hong Kong) Limited as the Special Committee’s Financial Advisor”

(c)	Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Shareholder Vote Required to Approve the Merger Agreement”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“The Extraordinary General Meeting—Vote Required”

(d)	Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•	“Special Factors—Opinion of the Special Committee’s Financial Advisor”

•	“Annex B—Opinion of China Renaissance Securities (Hong Kong) Limited as the Special Committee’s Financial Advisor”

(e)	Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Recommendations of the Special Committee and the Board of Directors”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

(f)	Other Offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

Item 9	Reports, Opinions, Appraisals and Negotiations

(a)	Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Opinion of the Special Committee’s Financial Advisor”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Opinion of the Special Committee’s Financial Advisor”

•	“Annex B—Opinion of China Renaissance Securities (Hong Kong) Limited as the Special Committee’s Financial Advisor”

(b)	Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Opinion of the Special Committee’s Financial Advisor”

•	“Annex B—Opinion of China Renaissance Securities (Hong Kong) Limited as the Special Committee’s Financial Advisor”

(c)	Availability of Documents. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Where You Can Find More Information”

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of the Shares and ADSs or his, her or its representative who has been so designated in writing.

Item 10	Source and Amount of Funds or Other Consideration

(a)	Source of Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Financing of the Merger”

•	“Special Factors—Financing”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger”

(b)	Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Financing of the Merger”

•	“Special Factors—Financing”

(c)	Expenses. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Special Factors—Fees and Expenses”

(d)	Borrowed Funds. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Summary Term Sheet—Financing of the Merger”

•	“Special Factors—Financing”

Item 11	Interest in Securities of the Subject Company

(a)	Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(b)	Securities Transactions. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Transactions in the Shares and ADSs”

Item 12	The Solicitation or Recommendation

(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors—Voting by the Buyer Group at the Extraordinary General Meeting”

•	“The Extraordinary General Meeting—Vote Required”

•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(e)	Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Recommendations of the Special Committee and the Board of Directors”

•	“Summary Term Sheet—Position of the Consortium as to Fairness”

•	“Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•	“Special Factors—Position of the Consortium as to the Fairness of the Merger”

•	“The Extraordinary General Meeting—Our Board’s Recommendation”

Item 13	Financial Statements

(a)	Financial Information. The audited financial statements of the Company for the two years ended December 31, 2012 and 2013 are incorporated herein by reference to the Company’s Form 20-F for the year ended December 31, 2013, as amended, originally filed on May 15, 2014 (see page F-1 and following pages).

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Financial Information”

•	“Where You Can Find More Information”

(b)	Pro Forma Information. Not applicable.

Item 14	Persons/Assets, Retained, Employed, Compensated or Used

(a)	Solicitation or Recommendations. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“The Extraordinary General Meeting—Solicitation of Proxies”

(b)	Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Annex D—Directors and Executive Officers of the Company and Each Entity in the Buyer Group”

Item 15	Additional Information

(b)	Other Material Information. The information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16	Exhibits

(a)-(1)	Preliminary Proxy Statement of the Company dated , 2014 (the “Proxy Statement”).

(a)-(2)†	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(3)†	Form of Proxy Card.

(a)-(4)†	Form of ADS Voting Instruction Card.

(a)-(5)†	Press Release issued by the Company, dated May 19, 2014, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on May 19, 2014.

(b)-(1)†	Facility Agreement, dated May 19, 2014 by and between the Merger Sub and Bank of China Limited, London Branch.

(c)-(1)†	Opinion of China Renaissance Securities (Hong Kong) Limited, dated May 16, 2014, incorporated herein by reference to Annex B to the Proxy Statement.

(c)-(2)†	Discussion Materials prepared by China Renaissance Securities (Hong Kong) Limited for discussion with the special committee of the board of directors of the Company, dated May 16, 2014.

(c)-(3)†	Preliminary Discussion Materials prepared by China Renaissance Securities (Hong Kong) Limited for discussion with the special committee of the board of directors of the Company, dated March 2014.

(d)-(1)†	Agreement and Plan of Merger dated as May 19, 2014, by and among the Company, Parent and Merger Sub incorporated herein by reference to Annex A to the Proxy Statement.

(d)-(2)†	Amendment to the Agreement and Plan of Merger dated as of May 23, 2014, by and among the Company, Parent and Merger Sub incorporated herein by reference to Annex A to the Proxy Statement.

(d)-(3)†	Amendment No. 2 to the Agreement and Plan of Merger dated as of June 20, 2014, by and among the Company, Parent and Merger Sub incorporated herein by reference to Annex A to the Proxy Statement.

(d)-(4)†	Rollover and Support Agreement, dated May 19, 2014, by and among Engadin Holdings Limited, the Parent and certain other parties thereunder.

(d)-(5)†	Limited Guaranty dated May 19, 2014, by Merry Circle Trading Limited and Honour Idea Limited and Mr. He Dang in favor of the Company.

(d)-(6)†	Limited Guaranty dated May 19, 2014, by CMC Capital Partners, L.P. in favor of the Company.

(d)-(7)†	Equity Commitment Letter dated as of May 19, 2014 issued by CMC Capital Partners, L.P.

(d)-(8)†	Consortium Agreement dated September 30, 2013 by and among Dang He, Merry Circle Trading Limited, Honour Idea Limited and CMC Capital Partners HK Limited.

(f)-(1)†	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.

(f)-(2)†	Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex C to the Proxy Statement.

(g)	Not applicable.

†	Previously filed.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 15, 2014

Charm Communications Inc.

By:	/s/ Zhan Wang
Name: Zhan Wang
Title: Director

He Dang
/s/ He Dang
He Dang

Engadin Holdings Limited

By:	/s/ He Dang
Name: He Dang
Title: Director

Engadin Parent Limited

By:	/s/ He Dang
Name: He Dang
Title: Director

Engadin Merger Limited

By:	/s/ He Dang
Name: He Dang
Title: Director

Merry Circle Trading Limited

By:	/s/ He Dang
Name: He Dang
Title: Director

Honour Idea Limited

By:	/s/ He Dang
Name: He Dang
Title: Director

Full Quantum Investments Limited

By:	/s/ Dominik Birri and Valerie Wong
Name: Dominik Birri and Valerie Wong
Title: Authorized Signatories

Credit Suisse Trust Limited as trustee of the Dang Family Trust

By:	/s/ Dominik Birri and Valerie Wong
Name: Dominik Birri and Valerie Wong
Title: Authorized Signatories

CMC Mayfair Holdings Limited

By:	/s/ Peter Chuan Li
Name: Peter Chuan Li
Title: Authorized Signatory

CMC Capital Partners, L.P.

By:	/s/ Peter Chuan Li
Name: Peter Chuan Li
Title: Authorized Signatory

CMC Capital Partners GP, Ltd.

By:	/s/ Peter Chuan Li
Name: Peter Chuan Li
Title: Authorized Signatory

EXHIBIT INDEX

(a)-(1)	Preliminary Proxy Statement of the Company dated , 2014.

(a)-(2)†	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(3)†	Form of Proxy Card.

(a)-(4)†	Form of ADS Voting Instruction Card.

(a)-(5)†	Press Release issued by the Company, dated May 19, 2014, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on May 19, 2014.

(b)-(1)†	Facility Agreement, dated May 19, 2014, by and between the Merger Sub and Bank of China Limited, London Branch.

(c)-(1)†	Opinion of China Renaissance Securities (Hong Kong) Limited, dated May 16, 2014, incorporated herein by reference to Annex B to the Proxy Statement.

(c)-(2)†	Discussion Materials prepared by China Renaissance Securities (Hong Kong) Limited for discussion with the special committee of the board of directors of the Company, dated May 16, 2014.

(c)-(3)†	Preliminary Discussion Materials prepared by China Renaissance Securities (Hong Kong) Limited for discussion with the special committee of the board of directors of the Company, dated March 2014.

(d)-(1)†	Agreement and Plan of Merger dated as May 19, 2014, by and among the Company, Parent and Merger Sub incorporated herein by reference to Annex A to the Proxy Statement.

(d)-(2)†	Amendment to the Agreement and Plan of Merger dated as of May 23, 2014, by and among the Company, Parent and Merger Sub incorporated herein by reference to Annex A to the Proxy Statement.

(d)-(3)†	Amendment No. 2 to the Agreement and Plan of Merger dated as of June 20, 2014, by and among the Company, Parent and Merger Sub incorporated herein by reference to Annex A to the Proxy Statement.

(d)-(4)†	Rollover and Support Agreement, dated May 19, 2014, by and among Engadin Holdings Limited, the Parent and certain other parties thereunder.

(d)-(5)†	Limited Guaranty dated as May 19, 2014, by Merry Circle Trading Limited and Honour Idea Limited and Mr. He Dang in favor of the Company.

(d)-(6)†	Limited Guaranty dated as May 19, 2014, by CMC Capital Partners, L.P. in favor of the Company.

(d)-(7)†	Equity Commitment Letter dated as of May 19, 2014 issued by CMC Capital Partners, L.P.

(d)-(8)†	Consortium Agreement dated September 30, 2013 by and among Dang He, Merry Circle Trading Limited, Honour Idea Limited and CMC Capital Partners HK Limited.

(f)-(1)†	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.

(f)-(2)†	Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex C to the Proxy Statement.

(g)	Not applicable.

†	Previously filed.